EXHIBIT 17.1


                                 March 28, 2006


Mr. Alex Genin
CEO
First Capital International, Inc.
5120 Woodway Drive, Suite 9000
Houston, Texas  77056


Dear Mr. Genin:

Please accept this letter as my official resignation from the Board of Directors of First Capital International, Inc. I feel that the fact that I reside in Estonia and cannot attend to the business of First Capital International, Inc. well explains my decision to resign from the Board of Directors.

It was my pleasure to serve on the Board of Directors and I wish great success to the Company.

Sincerely,


/s/ Michail Dashkovsky
----------------------
Michail Dashkovsky
Roopa 16A, #6
Tallinn 10136
Estonia